                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)*



                      TRUMP HOTELS & CASINO RESORTS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   898168109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Robert M. Pickus
                    Executive Vice President and Secretary
                     Trump Hotels & Casino Resorts, Inc.
                     Huron Avenue and Brigantine Boulevard
                        Atlantic City, New Jersey 08401
                                 609-340-5060
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 28, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

                                 SCHEDULE 13D
         ------------------                               --------------------
CUSIP NO. 898168109                                        Page 2 of 7 Pages
         ------------------                               --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Donald J. Trump
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          12,360,573
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,618,267
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          12,360,573
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,618,267
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      15,978,840
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         ------------------                               --------------------
CUSIP NO. 898168109                                        Page 3 of 7 Pages
         ------------------                               --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Trump Casinos, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,407,017
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,407,017
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,407,017
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         ------------------                               --------------------
CUSIP NO. 898168109                                        Page 4 of 7 Pages
         ------------------                               --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Trump Casinos II, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,211,250
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,211,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,211,250
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 5 amends Amendment No. 4 filed by Mr. Donald J. Trump, Trump Casinos, Inc. and Trump Casinos II, Inc. (collective, the "Reporting Persons") on April 30, 1999 ("Amendment No. 4"), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 4.

                            ______________________

1. Item 2 is hereby amended by deleting the second full paragraph of Item 2 in its entirety and replacing it with the following paragraph:

          Mr. Trump's present principal occupation is Chairman of the Board of Directors, President and Chief Executive Officer of the Company; Chief Executive Officer and limited partner of Trump Hotels & Casino Resorts Holdings, L.P.; Chairman of the Board of Directors, President and Chief Executive Officer of each of Trump Hotels & Casino Resorts Funding, Inc., Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc., Trump Atlantic City Funding III, Inc., Trump's Castle Hotel & Casino, Inc. ("TCHI"), Trump's Castle Funding, Inc., Trump's Marina Hotel Casino, L.P. (f/k/a Trump's Castle Associates, L.P.) and Trump International Casino, Ltd.; Chairman of the Board of Directors, President and Treasurer of each of THCR Holding Corp. (f/k/a Taj Mahal Holding Corp.) ("THCR Corp.") and THCR/LP Corporation (f/k/a TM/GP Corporation) ("THCR/LP"); sole Director, President and Treasurer of each of TCI and TCI-II; sole Director, President and Chief Executive Officer of Trump Indiana, Inc. ("Trump Indiana"); Director and President of THCR Enterprises, Inc., Trump Atlantic City Corporation (f/k/a The Trump Taj Mahal Corporation) ("AC Corporation") and Trump Atlantic City Holding, Inc. (f/k/a Trump Plaza Holding, Inc.) ("AC Holding, Inc."); Chief Executive Officer of Trump Taj Mahal Associates; sole Director and President of each of Trump Taj Mahal Realty Corp. and Trump Boardwalk Realty Corp.; and President of the Trump Organization. The business address of Mr. Trump is 725 Fifth Avenue, New York, New York 10022. Mr. Trump is a citizen of the United States of America.

2. Item 5 is hereby amended by deleting the second full paragraph of Item 5 and replacing it with the following paragraph:

          The Reporting Persons have been advised by the Company that the total number of shares of Common Stock outstanding as of January 18, 2001 is 22,010,027 shares (the "Outstanding Shares").


3. Item 5 is further amended by deleting the table set forth immediately after the second full paragraph of Item 5 and replacing it with the new table:

                               Page 5 of 7 Pages

-----------------------------------------------------------------------------------------------------------------------------------
Reporting Person       Aggregate
                       Number         Number of       Number of      Number of       Number of                         Percent of
                       of Shares      Shares          Shares with    Shares with     Shares with     Adjusted Number   Share
                       Beneficially   with Sole       Shared Power   Sole Power to   Shared Power    of Shares         Benificially
                       Owned          Power to Vote   to Vote        Dispose         to Dispose      Outstanding       Owned
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Donald J. Trump    15,978,840     12,360,573 (1)  3,618,267 (2)  12,360,573 (1)   3,618,267 (2)  37,195,417 (3)      43.0%
-----------------------------------------------------------------------------------------------------------------------------------
TCI                     1,407,017              0      1,407,017 (4)           0       1,407,017 (5)  23,417,044 (6)       6.0%
-----------------------------------------------------------------------------------------------------------------------------------
TCI-II                  2,211,250              0      2,211,250 (4)           0       2,211,250 (5)  24,221,277 (7)       9.1%
-----------------------------------------------------------------------------------------------------------------------------------

     ____________________________________

     (1)  Consists of (i) the Trump Shares, (ii) the Trump Conversion Shares,
          (iii) 600,000 shares of Common Stock issuable upon the exercise of the Trump Warrants, (iv) 500,000 shares of Common Stock issuable upon the exercise of options exercisable at a purchase price of $4.625 per share within 60 days from the date hereof, (v) 166,667 shares of Common Stock issuable upon the exercise of options exercisable at a purchase price of $2.625 per share within 60 days from the date hereof (the options listed in (iv) and (v) are collectively referred to as the "Trump Options"), (vi) 17,000, 8,000 and 15,100 shares of Common Stock purchased by Mr. Trump on December 28, 2000 at a purchase price per share of $1.977, $1.915 and $1.977, respectively, and (vii) 9,900 shares of Common Stock purchased by Mr. Trump on December 29, 2000 at a purchase price of $1.977 per share.

     (2) Consists of (i) the TCI Conversion Shares and (ii) the TCI-II Conversion Shares.

     (3) Calculated by adding the Outstanding Shares, Conversion Shares and the shares issuable upon the exercise of the Trump Warrants and Trump Options.

     (4)  Voting power shared with Mr. Trump.

     (5)  Dispositive power shared with Mr. Trump.

     (6) Calculated by adding the TCI Conversion Shares and the Outstanding Shares.

     (7) Calculated by adding the TCI-II Conversion Shares and the Outstanding Shares.


                                Page 6 of 7 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2001


                                   /s/ Donald J. Trump
                                   ------------------------------------
                                   Donald J. Trump



                                   TRUMP CASINOS, INC.


                                   By:   /s/ Donald J. Trump
                                         -----------------------------------
                                         Name:  Donald J. Trump
                                         Title: Sole Director, President and
                                                Treasurer


                                   TRUMP CASINOS II, INC.


                                   By:   /s/ Donald J. Trump
                                         -----------------------------------
                                         Name:  Donald J. Trump
                                         Title: Sole Director, President and
                                                Treasurer


                               Page 7 of 7 Pages